SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

May 8, 2007

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

RESULTS OF OPERATIONS

The following discussion of our results of operations is for the bank as whole and without reference to any operating segments. We do not manage the bank by segments or divisions or by customer categories, by products and services, by regions, or by any other segmentation for the purpose of allocating resources or assessing profitability.

We consider total loans to the private sector and the level of our average total deposits to be key measures of our core business. Total loans to the private sector grew by 33% from Ps.2,209.0 million as of December 31, 2004 to Ps.2,948.8 million as of December 31, 2005 (including Nuevo Banco Suquía). As of December 31, 2006, our private sector loans increased by 87% from Ps.2,948.8 million to Ps.5,525 million, of which Ps.1,223 million were loans from Banco del Tucumán and Nuevo Banco Bisel. The level of our private sector deposits grew by 27% from Ps.4,504.8 million as of December 31, 2004 to Ps.5,734.4 million as of December 31, 2005 (including Nuevo Banco Suquía), due to the return of deposits to the financial system and to organic growth. As of December 31, 2006, our private sector deposits grew 53% to Ps.8,770 million compared to Ps.5,737.4 million as of December 31, 2005. In addition, we experienced a dramatic increase in our public sector deposits as a result of the substantial fiscal surpluses experienced by the four provincial governments for whom we act as financial agent.

Banco Macro also improved the quality of its credit portfolio. Banco Macro continued to improve its asset quality ratios and has among the highest quality assets of any Argentine bank. The ratio of non-performing financing to total financing was 1.98% as of December 2006 including the 2006 acquisitions as compared to 7.94% as of 2004.

	Year ended December 31,
	2004	2005 (including Nuevo Banco Suquía)	2006 (including the 2006 acquisitions)
	(in thousands of pesos except for ratios)
Commercial Portfolio	2,501	2,503	4,097
Irregular Commercial Portfolio	164	133	65
Consumer Portfolio	898	1,574	3,351
Irregular Consumer Portfolio	106	75	82
Total Portfolio	3,399	4,077	7,448
Total Irregular Portfolio	270	208	147
Irregular/Total Portfolio Ratio	7.94%	5.10%	1.98%
Total Provisions	225	266	230
Coverage Ratio	83.33%	127.88%	156.34%

Banco Macro is using new sources of funding to prepare for potential changes in the Argentine loan market over the long-term.

The Bank maintains a high liquidity ratio. The ratio was 61.9% as of December 31, 2006 including the 2006 acquisitions. This was above the average of the financial system as a whole and and an increase compared to 58.6% as of December 31, 2005 including Nuevo Banco Suquía. In December 2006, Banco Macro received US$150 million from a bond issuance and part of these funds remain as liquid assets until they are applied as loans.

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005 AND YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

The disclosure includes consolidated comparisons and, in some cases, also comparisons for 2005 against 2004 of Banco Macro without Nuevo Banco Suquía and comparisons for 2006 against 2005 of Banco Macro without the 2006 acquisitions of Nuevo Banco Bisel and Banco del Tucumán in order to permit period-to-period comparisons, considering that Nuevo Banco Suquía was acquired in December 2004 and Banco del Tucumán was acquired in May 2006 and Nuevo Banco Bisel was acquired in August of 2006.

The following table sets forth certain components of our income statement for the years ended December 31, 2004, 2005 and 2006. Our results of operations in 2004 include results from Nuevo Banco Suquía only from December 22, 2004 to year-end. Our results of operations for 2006 include results for Banco del Tucumán from May 5, 2006 and Nuevo Banco Bisel from August 11, 2006 through year end.

	Year ended December 31,
	2004	2005	2005 without NBS (1)	2006(2)	2006 without 2006 acquisitions(3)
	(in thousands of pesos)
Financial income	427,891	749,850	497,278	1,155,259	993,345
Financial expenses	(133,204)	(303,176)	(218,160)	(394,949)	(350,621)
Gross intermediation margin	294,687	446,674	279,118	760,310	642,724
Provision for loan losses	(36,467)	(70,309)	(60,399)	(59,773)	(48,872)
Service charge income	154,425	303,141	190,154	452,620	389,121
Service charge expenses	(24,963)	(59,510)	(33,106)	(93,323)	(84,160)
Administrative expenses	(254,936)	(443,026)	(306,757)	(652,457)	(552,376)
Net other income	60,930	119,818	227,751	97,102	151,810
Income before income tax	193,676	296,788	296,761	504,479	498,247
Income tax	(699)	(34,042)	(34,042)	(76,961)	(73,961)
Minority interest	—	(27)	—	(3,220)	12
Net income	192,977	262,719	262,719	424,298	424,298
__________________
(1)	Results of Nuevo Banco Suquía are included in “Net other income.”
(2)	Results for 2006 include the results of Banco del Tucumán from May 5, 2006 and Nuevo Banco Bisel from August 11, 2006.
(3)	The results of Banco del Tucumán and Nuevo Banco Bisel are included in “Net Other Income.”

Our consolidated net income for 2006 was Ps.424.3 million, which was a 62% increase over 2005. Our consolidated net income for 2005 increased 36% to Ps.262.7 million from Ps.193.0 million for 2004.

Financial Income

Our financial income increased 54% on a consolidated basis in 2006 as compared to 2005. Our financial income increased 75% on a consolidated basis in 2005 as compared to 2004. The components of our financial income for the years ended December 31, 2004, 2005 and 2006 were as follows:

	Year ended December 31,
	2004	2005	2005 without NBS	2006	2006 without 2006 acquisitions
	(in thousands of pesos)
Interest on cash and due from banks	1,570	7,861	3,075	11,682	11,408
Interest on loans to the financial sector	3,327	6,325	4,626	16,720	13,786
Interest on overdrafts	25,970	53,953	27,020	120,040	96,186
Interest on mortgage loans	6,887	29,655	11,036	48,506	44,733
Interest on pledge loans(1)	1,641	26,160	6,491	43,038	39,427
Interest on credit card loans	6,011	18,233	12,012	30,969	27,992
Interest on documents(2)	11,523	32,157	16,998	56,988	42,823
Interest on other loans(3)	61,763	121,062	99,271	259,801	230,064
Interest on other receivables from financial intermediation	5,611	15,115	15,115	15,050	13,876
Income from government and private securities, net	156,794	156,158	133,376	324,178	262,875
Indexation by benchmark stabilization coefficient (CER)(4)	91,435	185,421	93,620	84,951	76,928
Indexation by salary variation coefficient (CVS)	508	1,987	700	1,947	1,944
Income from guaranteed loans(5)	14,600	28,625	19,523	29,898	26,656
Other(6)	40,251	67,138	54,415	111,491	104,647
Total financial income	427,891	749,850	497,278	1,155,259	993,345

__________
(1)	Includes primarily secured car loans.

(2)	Includes factoring, check cashing advances and loans with promissory notes.
(3)	Includes interest on loans not classified under prior headings.
(4)	Includes CER accrued for all the assets subject to adjustment by CER.
(5)	Includes loans to the Argentine government that were issued in exchange for federal and provincial government bonds.
(6)	Principally foreign exchange gains from our net asset position in U.S. dollars and results from leasing activity.

2006 and 2005. Our financial income increased 54% on a consolidated basis and 32% without the 2006 acquisitions. Interest on loans increased 100% on a consolidated basis and 72% without the 2006 acquisitions due to a higher volume of loans to the private sector. We continue to exhibit high rates of growth as loans to the private sector increased 87% as of December 31, 2006 as compared to December 31, 2005. Thus, the share of our total financial income from private sector loans increased from 38% to 48% on both a consolidated basis and when measured without the 2006 acquisitions. The main drivers of this growth have been overdrafts, which grew 155%, consumer loans, which grew 200%, credit cards loans, which grew 107% and medium-term loans structured for our corporate customers recorded in “Other,” which grew 45% during 2006.

Income from government and private securities climbed 108% on a consolidated basis and 68% without the 2006 acquisitions mainly driven by LEBAC/NOBAC results, which increased 78%. Also in this period we had a one-time gain of Ps.8 million, relating to our sale of an interest in the Puerto Madero Siete trust.

Indexation by CER decreased 54% on a consolidated basis and 58% without the 2006 acquisitions due to the fact that secured bonds have been marked to market since January 2006 and the decreasing volume of loans and bonds adjusted by CER. Additionally, inflation for the twelve months ended December 31, 2006 was lower than the same period in 2005 (inflation of 9.84% during 2006 compared to 12.3% during 2005).

Without including the 2006 acquisitions, our other income increased 56%, or Ps.38 million, during 2006 as compared to the same period in 2005. On a consolidated basis, our other income increased 66%, or Ps.44 million, during 2006 as compared to 2005. This increase is principally due to higher income from leasing activity and higher interests from foreign trade activity.

2005 and 2004. Our financial income increased 75% on a consolidated basis and 18% without Nuevo Banco Suquía. Interest income increased 147% on a consolidated basis and 55% without Nuevo Banco Suquía due to a higher volume of loans to the private sector. We continue to exhibit high rates of organic growth as loans to the private sector (other than overnight loans to highly rated companies that we use for liquidity management) increased 68% as of December 31, 2005 as compared to December 31, 2004. Thus, the share of our total financial income from private sector loans increased from 27% to 38% on a consolidated basis and to 35% without Nuevo Banco Suquía. The main drivers of this growth have been medium-term loans structured for our corporate customers recorded in “Other,” which grew 89% during 2005, consumer loans, which grew 86%, and credit cards loans, which grew 130%.

On the other hand, income from government and private securities fell 0.4% on a consolidated basis and 15% without Nuevo Banco Suquía mainly driven by LEBAC results, which dropped 27% as a result of decreasing maturities and interest rates, which fell from an average of 16% in 2004 to 7% in 2005. In addition, we recorded a loss of Ps.20 million as a result of marking to market the BODEN 2012 received in 2005.

Interest on other receivables from financial intermediation increased 169% on a consolidated basis as the interest rate paid by the Central Bank for liquidity requirements for deposits rose from an average of 0.8% in 2004 to 2.5% in 2005.

Indexation by CER increased 104% on a consolidated basis and 3% without Nuevo Banco Suquía due to higher inflation of 12.3% during 2005 compared to 5.48% in 2004. Nuevo Banco Suquía has generated significant revenues from guaranteed loans and government bonds.

Finally, income from guaranteed loans increased 96% on a consolidated basis and 36% without Nuevo Banco Suquía as a result of increasing volumes mainly during the first six months of 2005, which averaged Ps.472 million during the first six months of 2005 compared to Ps.341 million during the same period of 2004.

Financial expenses

Financial expenses increased 30% on a consolidated basis and 16% without the 2006 acquisitions in 2006 as compared to 2005 and increased 128% on a consolidated basis and 66% without Nuevo Banco Suquía in 2005 as compared to 2004. The components of our financial expenses for the years ended December 31, 2004, 2005 and 2006 were as follows:

	Year ended December 31,
	2004	2005	2005 Without NBS	2006	2006 Without 2006 acquisitions
	(in thousands of pesos)

Interest on checking accounts	2,335	2,647	1,455	9,475	8,665
Interest on savings accounts	3,161	4,302	2,306	6,736	5,976
Interest on time deposits	49,253	106,486	74,032	233,697	209,629
Interest on financing from the financial sector	79	980	775	802	802
Interest on other liabilities from financial intermediation(1)	9,959	13,839	13,799	14,672	14,604
Other interest(2)	9,646	13,288	6,801	14,427	12,665
Net loss from options	5	1,017	1,017	371	371
Indexation by CER(3)	25,336	117,048	80,544	55,732	46,633
Other(4)	33,430	43,569	37,431	59,037	51,276
Total financial expenses	133,204	303,176	218,160	394,949	350,621
__________
(1)	Includes lines of credit from other banks, repurchase agreements and liquidity assistance from the Central Bank.
(2)	Includes subordinated corporate bonds issued by us.
(3)	Includes CER accrued for all the liabilities subject to adjustment by CER.
(4)	Includes deposits in the form of government securities and CEDROs.

2006 and 2005. Financial expenses increased 30% on a consolidated basis and 16% without the 2006 acquisitions. The composition of financial expenses changed substantially, due to a sharp increase in interest rates and a decrease in indexation by CER.

The growth of financial expenses is mainly explained by interest on time deposits, which grew 120% and 97% on a consolidated basis and without the 2006 acquisitions, respectively. This growth originated in two factors: the higher prevailing interest rates in line with the increase in interest rates in the financial system as a whole (for time deposits in pesos, the interest rate was 6% in December 2005 and more than 8% in December 2006) and the increasing volume of deposits, which grew 53% during 2006.

Indexation by CER fell 52% on a consolidated basis, due to a decrease in CER-adjusted deposits, mostly owned by institutional investors and also due to lower inflation during 2006.

2005 and 2004. Financial expenses increased 128% on a consolidated basis and 66% without Nuevo Banco Suquía. Without Nuevo Banco Suquía, the growth of financial expenses is mainly explained by indexation by CER and by interest on time deposits. Indexation by CER grew due to both increasing CER-adjusted deposits, mostly owned by institutional investors (which averaged Ps.135 million in December 2004 and Ps.528 million in December 2005), and higher inflation during 2005.

Interest on time deposits increased because of higher prevailing interest rates (for time deposits in pesos, the interest rate was 3.98% in December 2004 and more than 6% in December 2005) and the increasing volume of time deposits, which grew 24% during 2005.

Provision for loan losses

2006 and 2005. Provision for loan losses decreased 15% on a consolidated basis for 2006 compared to 2005 and 30% without the 2006 acquisitions, in connection with the asset quality improvement.

2005 and 2004. Provision for loan losses increased 93% on a consolidated basis for 2005 compared to 2004. The consolidated total increase of Ps.34 million is a result primarily of the expansion of our private sector lending, which totaled Ps.24 million in 2005 for Banco Macro and Ps.10 million for the incorporation of Nuevo Banco Suquía.

Service charge income

The following table provides a breakdown of our service charge income by category for the years ended December 31, 2004, 2005 and 2006:

	Year ended December 31,
	2004	2005	2005 Without NBS	2006	2006 Without 2006 Acquisitions
	(in thousands of pesos)
Service charges on deposit accounts	99,537	199,970	116,103	297,256	248,200
Debit and credit card income	23,277	22,959	19,107	50,360	43,925
Other fees related to foreign trade	5,789	10,630	5,089	11,607	10,818
Credit-related fees	7,867	19,171	12,090	35,962	30,171
Capital markets and securities activities	788	1,666	722	2,085	2,041
Lease of safe-deposit boxes	2,816	5,712	2,926	8,814	7,767
Fees related to guarantees	675	570	419	5,876	5,837
Other(1)	13,676	42,463	33,698	40,660	40,362
Total service charge income	154,425	303,141	190,154	452,620	389,121
__________
(1)	Includes insurance income.

2006 and 2005. Service charge income increased 49% on a consolidated basis primarily due to the increase in the volume of our operations and the acquisitions of 2006. The main drivers were fees related to deposits, which grew 48% and represent 66% of total service charge income, fees related to debit and credit cards, which grew 119% and fees related to lending activities, which grew 74%.

2005 and 2004. Service charge income increased 96% on a consolidated basis primarily due to the increase in the volume of our operations. Fees related to deposits represent 66% of total service charge income for both 2004 and 2005. As of December 31, 2005, service charge income includes provincial government agent fees (Ps.19 million), insurance fees (Ps.11 million) and credit card fees (Ps.18 million), among others.

Service charge expenses

Service charge expense in 2006 increased 57% on a consolidated basis and 41% without the 2006 acquisitions, as compared to 2005, mainly due to higher credit card and debit card processing fees, other service fees and taxes. Service change expenses in 2005 increased 138% on a consolidated basis and 36% without Nuevo Banco Suquía, as compared to 2004, mainly due to higher revenues from fees for the use of credit and debit cards, ATMs, foreign trade and exchange operations and leasing services. Net service charge income grew 18% on a consolidated basis and 25% without the 2006 acquisitions in 2006 and 88% on a consolidated basis and 23% without Nuevo Banco Suquía in 2005.

Administrative expenses

The components of our administrative expenses for the years ended December 31, 2004, 2005 and 2006 are reflected in the following table:

	Year ended December 31,
	2004	2005	2005 Without NBS	2006	2006 Without 2006 Acquisitions
	(in thousands of pesos)
Personnel expenses	132,575	254,821	162,682	396,338	327,729
Directors and statutory auditors fees	5,861	14,142	12,702	14,362	13,167
Other professional fees	16,773	26,104	23,081	39,670	37,215
Advertising and publicity	12,048	22,668	16,978	31,866	29,719
Taxes	3,353	5,808	5,112	9,008	6,802
Bank premises and equipment depreciation	16,773	19,218	15,810	29,231	23,735
Amortization of organization and development expenses	13,595	12,588	12,068	13,262	12,290
Maintenance, conservation and repair expenses	11,504	17,649	12,179	25,209	21,881
Security services	10,086	16,366	11,278	25,002	20,855
Electric power and communications	9,206	17,164	10,961	23,647	18,091
Lease payments	4,514	9,889	4,726	14,124	12,127
Insurance	4,079	3,973	3,097	5,255	4,663
Stationery and office supplies	3,837	7,979	5,905	8,310	7,900
Other	10,732	14,657	9,877	17,173	16,202
Total administrative expenses	254,936	443,026	306,757	652,457	552,376

2006 and 2005. Administrative expenses increased 47% on a consolidated basis and 25% without the 2006 acquisitions, mainly due to personnel expenses which grew 55% on a consolidated basis and 29% without the 2006 acquisitions. This increase in personnel expenses is attributed to salary adjustments and to the increase in the number of employees as a result of the 2006 acquisitions.

2005 and 2004. Administrative expenses increased 74% on a consolidated basis mainly due to personnel expenses. In the case of Banco Macro, salary increases were partially offset by a small decrease in personnel. The acquisition of Nuevo Banco Suquía increased the number of personnel by approximately 70%, partially offset by lower average salaries. We maintained a policy of controlling expenses while continuing to consolidate the operations of Banco Macro and Nuevo Banco Suquía.

Net other income

Net other income decreased 19% or Ps.23 million in 2006 in comparison with 2005 as a result of two main factors: (1) a Ps.16 million increase in credit recoveries and (2) an increase in other losses of Ps.39 million, due to non-recurring expenses related to ADS offering and Notes issuance. Net other income increased 97% (or Ps.59 million) on a consolidated basis in 2005 in comparison to 2004.

During 2005, we reached a final settlement with the Central Bank as to the total amount of BODEN 2012 we received. Since the final amount of compensation was Ps.11 million higher than the estimates we had recorded on December 31, 2004, we recorded Ps.11 million as a gain. Additionally, we reached several agreements with past due debtors, mainly of Nuevo Banco Suquía (some of whom were regular clients of Banco Macro), and we improved collections for Nuevo Banco Suquía. All of this resulted in a reversal of Ps.12 million of provisions. In addition, Nuevo Banco Suquía had a gain of Ps.20 million on reversal of a provision in respect of an exchange for secured bonds from the city of Córdoba. Until December 2004, this loan was highly provisioned in accordance with the Central Bank’s requirements in the pre-privatization period and our initial estimates.

In 2004, we recorded a provision of Ps.42 million to reflect the possibility that we may have to make a payment in respect of a liability that we contended was pesified.

Income tax

During 2006, we accrued income tax of Ps.77 million, compared to Ps.34 million recorded in 2005. During 2004, we had a tax loss carry forward for income tax purposes. As a result, only income taxes for our subsidiaries, primarily Macro Securities S.A. Socieded de Bolsa, have been recorded. Based on Decree 1035/06 dated August 14, 2006, which stated that pesification and CER adjustments on guaranteed loans should be treated on an accrual basis, and considering that during the prior year the computable net operating loss was used, the Bank and its subsidiaries included a higher income tax provision in 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 8, 2007

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name:	Luis Cerolini
Title:	Attorney-in-fact